KASOWITZ BENSON TORRES LLP

1633 BROADWAY
NEW YORK, NEW YORK 10019
(212) 506-1700
FAX: (212) 506-1800

David S. Rosner
Direct Dial: (212) 506-1726
Direct Fax: (212) 835-5026
DRosner@kasowitz.com

ATLANTA
HOUSTON
LOS ANGELES
MIAMI
NEWARK
SAN FRANCISCO
SILICON VALLEY
WASHINGTON DC

May 5, 2020

Board of Directors of Quorum Health Corporation
c/o McDermott Will & Emery LLP
444 West Lake Street
Suite 4000
Chicago, Illinois 60606
Attn: Felicia Gerber Perlman, Esq. (via email)
        Bradley Thomas Giordano, Esq. (via email)

        Re: QHC – Superior Alternative Transaction

Dear Sirs and Madams:

        We represent Mudrick Capital Management, L.P. ("Mudrick"), Quorum Health Corporation's (the "Company") largest shareholder. We are writing to supplement our letter, dated April 29, 2020 ("April 29 Letter"), requesting that the Company's board of directors (the "Board") exercise its "fiduciary out" and terminate the Restructuring Support Agreement (the "RSA"). Together with this letter we submit a Superior Alternative Transaction (as defined in the RSA).

        As you know, on April 29, 2020, Mudrick filed its preliminary objection challenging the Company's proposed Chapter 11 plan of reorganization (the "Plan") and objection to entry of a final order approving debtor in possession financing. Mudrick also sought the appointment of an official equity committee. Concurrently with these substantive papers, Mudrick filed a motion requesting an adjournment of the confirmation hearing. The overriding purpose of this last request is to permit the Company and its stakeholders to determine the best restructuring (whether in or out of Bankruptcy Court) consistent with the facts as they now exist and this Board's fiduciary duties. Notably, Mudrick's papers and its April 29 Letter, to which neither the Company nor this Board has responded, highlighted the substantial grants that the Company has and will continue to receive under the CARES Act Provider Relief Fund ("Provider Relief Fund") that will cure any remaining liquidity issues, provide the Company with an even greater current asset base than provided by the New Equity Commitment under the Plan, and forestall the need for much if not all of the relief the Company seeks through their bankruptcy cases. The adjournment motion also notes that we estimate that $112 million of funds under the Medicare Accelerated and Advance Payment Programs ("MAAPP") would be available to the Company upon its exit from bankruptcy, including by dismissal of its case as several Chapter 11 debtors have done.[1] Indeed, we are aware the Company continues to pursue receipt of these funds notwithstanding the pending bankruptcy cases. This value should inure to the benefit of existing stakeholders.

We sent the April 29 Letter, among other reasons, to invite the Board to engage with the Company's shareholders it claims to represent over a proper restructuring, given that the Plan does not in any respect reflect the Company's economic realities nor the proper exercise of fiduciary oversight. As stated, just like to our letter dated March 23, 2020, we have received no response. The Company's Restructuring Support Agreement, dated April 6, 2020 (the "RSA"), does not, because it legally cannot, preclude the Board from talking to its shareholders. To the contrary, your fiduciary duties demand that you do so. We note that the when the Board received a strategic proposal from KKR Credit Advisors (UC) LLC on December 2, 2019 it publicly acknowledged the letter on the same day. Again, we have heard nothing.

Even aside from the Board's "fiduciary out" that we believe the Board must exercise now, the RSA permits the Board to receive an Alternative Transaction (as defined in the RSA) and to accept a Superior Alternative Transaction. Specifically, section 8(c) of the RSA provides, in pertinent part, that

> [T]he Debtors may (i) receive, respond to, and consider—but not solicit— proposals, offers, indications of interest or inquiries for one or more Alternative Transactions from other parties and, (ii) to the extent the Board determines that such Alternative Transaction could reasonably be expected to provide a higher or better recovery to Holders of Claims or Interests in the Debtors as compared to the recovery such Holders would receive pursuant to the transactions contemplated herein (such Alternative Transaction, a "Superior Alternative Transaction"), negotiate, pursue, provide due diligence in connection with, discuss, and/or analyze such unsolicited Superior Alternative Transaction without breaching or terminating this Agreement

To this end, Mudrick has prepared the attached plan term sheet for a Superior Alternative Transaction for the Company. We think it plain that the Superior Alternative Transaction outlines a plan of reorganization far better for all of the Company's stakeholders than the current Plan and one that properly recognizes the stakeholders' respective legal rights. Specifically, the Superior Alternative Transaction adheres to the same general structure as the Plan and improves upon its terms by (i) guaranteeing a cash recovery for the First Lien Lenders in an amount up to $100 million greater than that provided for in the Plan, (ii) providing the Senior Notes with take back paper equivalent to 100% of the present value of the Senior Notes Claims as compared to

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[1]   *See, e.g., In re Advance Power Technologies, LLC*, Case No. 20-13304-PGH (Bankr. S.D. Fl.) (D.I. 60) (order dismissing Chapter 11 case to enable debtor to procure CARES Act loans); *In re Capital Restaurant Group, LLC*, Case No. 19-65910-wlh (Bankr. N.D. Ga.) (D.I. 175) (seeking dismissal of case to procure SBA PPP loans); *see also* yesterday's ruling in *Cosi Inc. v. SBA (In re Cosi Inc.)*, Adv. Pro. No. 20-50591 (Bankr. D. Del. April 30, 2020) (Shannon, B.J., asking debtor whether it wanted to dismiss its case to obtain PPP loan).

the Company's position of 9.5%,[2] (iii) reinstating all equity interest holders, and (iv) a backstopped equity rights offering correctly raised at equity, the fulcrum security. This rights offering offering will be sized in the amount and to the extent necessary to fund the First Lien Loan Claim Paydown Amount, pay all Admin Fees at emergence and provide sufficient operating cash to the post-emergence balance sheet. Mudrick shall backstop $50 million of this equity rights offering and possibly more after it has had an opportunity to review matters further with the Company

This Board is duty bound to consider the Superior Alternative Transaction. As your counsel advised the Department of Justice:

> Mudrick's interests are adequately represented in these chapter 11 cases absent an official committee. QHC's nearly fully independent Board (seven out of eight directors) is duty-bound to maximize the value of the Debtors' estates for all stakeholders. As described above, the Board, and the independent directors, has upheld this duty both prepetition and will continue to do so during these chapter 11 cases.[3]

There is no reason this Board should continue to ignore its duty, let alone its largest – and largest, unconflicted – shareholder. Accordingly, we request a meeting with the Board (and members of management if its wants) at the earliest possible time. At such time, and assuming the Board agrees to go forward with the Superior Alternative Transaction it would be appropriate for Mudrick to designate a director to fill the current vacancy.

We look forward to your prompt response.

Sincerely,

/s/ David S. Rosner

David S. Rosner

Attachment

cc: Alfred Lumsdaine (via MWE)

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[2]   Mudrick disputes that this is the value of their distribution.

[3]   Letter to United States Trustee, April 16, 2020 (emphasis in original, footnotes omitted).

QHC SUPERIOR ALTERNATIVE TRANSACTION TERM SHEET
May 5, 2020

The following term sheet (the "Term Sheet") is non-binding and summarizes certain proposed terms and conditions of a Superior Alternative Transaction (as defined in the Restructuring Support Agreement) that Quorum Health Corporation and its affiliated debtors and debtors in possession (the "Debtors") can effectuate through a plan of reorganization (the "Plan") to be filed in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") in the case styled *In Re Quorum Health Corporation, et al,* 20-10766 (KBO*)*. The transactions contemplated by this Term Sheet are subject to conditions to be set forth in the Plan and other definitive documentation. This Term Sheet is proffered in the nature of a settlement proposal. It is the intent of the parties that this Term Sheet and the contents hereof shall be entitled to protection from any use or disclosure to any party or person pursuant to Federal Rule of Evidence 408 and any other rules of similar import.

This Term Sheet does not contain all the terms and other provisions of the Superior Alternative Transaction. Nothing in this Term Sheet is intended to be or constitute, and nothing in this Term Sheet shall be deemed to be or constitute, a solicitation of a vote for any plan of reorganization or a sale or a solicitation of an offer to purchase any security of the Debtors.

I.   RESTRUCTURING FRAMEWORK

A. Plan Implementation:	The Debtors shall promptly file the Plan incorporating the terms described herein.
B. Anticipated CARES and Health Care Enhancement Act Funding Grants:	Prior to the Effective Date, QHC will receive funding grants from the federal government pursuant to the CARES and Enhancement Act.
C. Post-Effective Date MAAPP Funding	Following the Effective Date, QHC will reapply for payment of at least $112 million of funds under the Medicare Accelerated and Advance Payment Program ("MAAPP").
D. Exit ABL Facility	The Term Sheet contemplates the payment in full in Cash of all Allowed ABL Claims. Such payment shall be accomplished through a refinancing of such ABL Claims by the Exit ABL Facility that may, among other potential third parties, be provided by any Holder of Allowed ABL Claims, that agrees to provide the Exit ABL Facility.
E. New First Lien Facility	The New First Lien Facility shall be issued in the aggregate principal amount of $785,336,316 less $150,000,000 (the "First Lien Loan Claim Paydown Amount"), plus any accrued but unpaid interest, fees, and other expenses arising under or in connection with the First Lien Credit Agreement, which shall not be subject to any avoidance, reductions, setoff, offset,

	recharacterization, subordination, counterclaims, cross-claims, defenses, disallowance, impairments, or any other challenges under applicable law or regulation by any entity. The New First Lien Facility shall have substantially the same material terms as set forth in Exhibit D to the existing RSA.
F. New Senior Notes	The New Senior Notes shall be issued in the total principal amount of $400,000,000, plus any accrued but unpaid interest, fees, and other expenses arising under or in connection with the Senior Notes Indenture. The New Senior Notes shall include market-tested economic terms that shall, in no event, be more onerous than if the Senior Notes were reinstated.
G. New Common Stock	Subject to Section II.J below, reorganized QHC shall issue new common shares pro rata to participants in the New Equity Commitment. Such issuance of New Common Stock shall dilute reinstated common stock.
H. New Equity Commitment	The Plan will provide for the funding of a new equity capital contribution in the amount and to the extent necessary to fund the First Lien Loan Claim Paydown Amount, pay all Admin Fees at emergence and provide sufficient operating cash to the post-emergence balance sheet. QHC shall issue new equity pursuant to a rights offering in exchange for [__]% of New Common Stock. All holders of Existing Equity Interests shall have the right to participate in the rights offering. Mudrick shall backstop the equity rights offering in the amount of $50 million, subject to increase following additional due diligence (the "Backstop Amount"). The Debtors will pay Mudrick a backstop commitment fee equal to [__]% of the Backstop Amount (the "Backstop Commitment Fee") payable in new common shares.
I. Corporate Governance:	The board of directors of reorganized QHC (the "Reorganized Quorum Board") shall consist of seven (7) directors, including the Chief Executive Officer. The members of the board of directors shall be appointed in the following manner: (a) the Chief Executive Officer; (b) one (1) director shall be appointed by Mudrick in its sole and absolute discretion; and (c) [_____]. The apportionment of board seats will be reflective of ultimate economic ownership of the reorganized Company.

## II.	TREATMENT OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN

A. <u>Allowed Administrative Expenses</u>:	All administrative expense and priority claims shall be satisfied in full in cash on or prior to the Effective Date of the Plan.
B. <u>ABL Claim</u>:	Except to the extent that a Holder of an ABL Claim agrees to less favorable treatment of its Allowed Claim and in the Debtors' sole discretion, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each ABL Claim, each Holder of an Allowed ABL Claim shall receive indefeasible payment in full in cash of its Allowed ABL Claim.
C. <u>First Lien Loan Claims</u>	Except to the extent that a Holder of an Allowed First Lien Loan Claim agrees to less favorable treatment, on the Effective Date, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed First Lien Loan Claim, each Holder of an Allowed First Lien Loan Claim shall receive such holder's pro rata share of (i) First Lien Loan Claims Paydown Amount; and (ii) the New First Lien Facility. In the event that a Holder of First Lien Term Claim declines to receive its pro rata share of the First Lien Term Claims Paydown Amount, such Holder's portion will be re-allocated <u>pro</u> <u>rata</u> among accepting holders of First Lien Term Claims. In the event that a Holder of a First Lien Revolver Claim declines to receive its <u>pro</u> <u>rata</u> share of the First Lien Revolver Claims Paydown Amount, such Holder's portion will be reallocated <u>pro</u> <u>rata</u> among accepting holders of First Lien Revolver Claims.
D. <u>Other Secured Claims</u>:	Except to the extent that a Holder of an Allowed Other Secured Claim agrees to less favorable treatment of its Allowed Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Other Secured Claim, each such Holder shall receive, at the option of the applicable Debtor(s), either: (i) payment in full in cash; (ii) delivery of collateral securing any such Claim and payment of any interest required under section 506(b) of the Bankruptcy Code; (iii) Reinstatement of such Allowed Other Secured Claim; or (iv) such other treatment rendering its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.
E. <u>Senior Notes Claim</u>	Except to the extent that a Holder of an Allowed Senior Notes Claim agrees to less favorable treatment of its Allowed Claim, on the Effective Date, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Senior Notes Claim, each Holder of an Allowed Senior Notes Claim shall

	receive its <u>pro</u> <u>rata</u> share of the New Senior Notes.
F. <u>General Unsecured Claims</u>	Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to less favorable treatment of its Allowed Claim, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed General Unsecured Claim, each Holder of an Allowed General Unsecured Claim shall be <u>R</u>einstated and paid in the ordinary course of business in accordance with the terms and conditions of the particular transaction or agreement giving rise to such Allowed General Unsecured Claim.
G. <u>Intercompany Claims</u>	Except to the extent otherwise provided, each Allowed Debtor Intercompany Claim shall, at the option of the applicable Debtors, either on or after the Effective Date, be: (i) Reinstated; or (ii) extinguished, compromised, addressed, setoff, cancelled, or settled, potentially without any distribution on account of such Claims.
H. <u>Non-Debtor Intercompany Claims</u>	Except to the extent otherwise provided, each Allowed Non-Debtor Intercompany Claim shall, at the option of the applicable Debtors, be: (i) Reinstated; or (ii) extinguished, compromised, addressed, cancelled, or settled, without any distribution on account of such Claims.'
I. <u>Intercompany Interests</u>	On the Effective Date, Intercompany Interests shall be, at the option of the Debtors, either be: (i) Reinstated; or (ii) discharged, cancelled, released, and extinguished and of no further force or effect without any distribution on account of such Interests. For the avoidance of doubt, any Interest in non-Debtor subsidiaries owned by a Debtor shall continue to be owned by the applicable Reorganized Debtor.
J. <u>Equity Interests:</u>	Each Equity Interest shall be Reinstated, subject to dilution by the New Equity Commitment.

III.   MISCELLANEOUS

A. <u>Litigation Trust</u>	By the Effective Date, the Debtors shall (a) execute and deliver a litigation trust agreement to the trustee for the QHC Litigation Trust, (b) establish the QHC Litigation Trust, and (c) contribute the QHC Litigation Trust Assets to the QHC Litigation Trust. "Litigation Trust Assets" means (a) any Cause of Action arising under or based on sections 542, 543, 544 through 548, 550, or 553 of the Bankruptcy Code, any state law fraudulent transfer, fraudulent conveyance, or voidable transaction law, or any

	statute limiting or prohibiting transfers to shareholders, and (b) any Cause of Action relating to fraudulent transfer, fraudulent conveyance, voidable transaction, illegal dividend, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, alter ego, or unjust enrichment.